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January 29, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Daniel F. Duchovny, Esq. Office of Mergers and Acquisitions

RE:	Jos. A. Bank Clothiers, Inc. (“Jos. A. Bank”) Schedule 14D-9 Filed January 17, 2014 SEC File No. 005-55471

Dear Mr. Duchovny:

On behalf of Jos. A. Bank, set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated January 22, 2014 (the “Comment Letter”) relating to the Schedule 14D-9 (the “Schedule 14D-9”) filed by Jos. A. Bank on January 17, 2014 (File No. 005-55471). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Daniel F. Duchovny, Esq.

United States Securities and Exchange Commission

January 29, 2014

Item 2. Identity and Background of Filing Person, page 1

1.	You may not disclaim responsibility for your disclosure. Please revise the last paragraph in this section accordingly.

In response to the Staff’s comment, Jos. A. Bank has amended Item 2 of the Schedule 14D-9 to delete the last paragraph thereof in its entirety.

Reasons for the Recommendation, page 15

2.	Please revise your disclosure to explain how the offer price is inadequate and the offer significantly undervalues the company and its near and long-term potential.

In response to the Staff’s comment, Jos. A. Bank has amended the fourth paragraph on page 15 of the Schedule 14D-9 to add the following text at the end thereof: “The Board carefully reviewed the Company’s prospects with management and the Company’s financial advisors. The Board believes that the value to stockholders reflected in the Company’s current business operations, derived by applying present value calculations to the Company’s projected stock prices (without including any control premium), is greater than $57.50 per Share. Moreover, taking into account financial analysis provided by the Company's financial advisors, the Board believes that the Offer price of $57.50 per Share does not reflect the value to the Company’s stockholders attributable to the value accretion derived by the combination of the Company and MW.”

3.	Please revise your disclosure to describe the “clear, stronger path forward” identified by the board for the company and how the company is in an excellent position to deliver “upside benefits and expanding margins.”

In response to the Staff’s comment, Jos. A. Bank has amended the sixth paragraph on page 15 of the Schedule 14D-9 to add the following text at the end thereof: “In particular, the Company proposes several specific key value creation initiatives, including the improvement of store productivity, the exploitation of internet sales growth opportunities and the continuing exploration of other strategic alternatives.”

4.	Revise the first full paragraph on page 17 to clarify that the offer conditions are subject to MW’s “reasonable” discretion.

In response to the Staff’s comment, Jos. A. Bank has amended the second sentence of the first paragraph on page 17 of the Schedule 14D-9 to include the word “reasonable” prior to the word “discretion.”

Daniel F. Duchovny, Esq.

United States Securities and Exchange Commission

January 29, 2014

Nevertheless, Jos. A. Bank has authorized us to advise the Staff that the Tender Offer Statement on Schedule TO filed by The Men’s Wearhouse, Inc. and Java Corp. with the Securities and Exchange Commission on January 6, 2014 (the “Schedule TO”) purports to subject the satisfaction of the conditions to the offer described therein to a general “discretion” standard, rather than a “reasonable discretion” standard, although in certain cases, a number of the conditions reference a “reasonable discretion” standard.

In particular, the Staff is respectfully advised that the penultimate paragraph on page 35 of the Offer to Purchase attached as Exhibit (a)(1)(a) to the Schedule TO provides that:

“The foregoing conditions are for the sole benefit of MW, the Purchaser and their affiliates and may be asserted by us in our discretion regardless of the circumstances giving rise to any such conditions or may be waived by us in our discretion in whole or in part at any time or from time to time before the Expiration Date. We expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer. Our failure at any time to exercise our rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.”

Item 5, Persons/Assets, Retained, Employed, Compensated or Used, page 18

5.	Please revise this section to provide the disclosure required by Item 1009(a) of Regulation M-A with respect to Financo and Goldman Sachs.

In response to the Staff’s comment, Jos. A. Bank has amended the first paragraph of Item 5 of the Schedule 14D-9 to insert the following language after the second sentence thereto: “The Company has retained Goldman Sachs and Financo as its financial advisors in connection with the Company’s consideration of the Offer and other matters. The Company has agreed to pay Goldman Sachs and Financo for their services, including a transaction fee payable upon consummation of the Offer or certain other transactions. In connection with a sale of the Company to MW, including the Offer (if consummated), the transaction fee would be an amount equal to a percentage of the aggregate consideration paid in such transaction, such percentage to be higher with respect to the portion of the aggregate consideration that exceeds an agreed level. The transaction fee is payable if the Offer is consummated. Based upon the proposed Offer price of $57.50 per Share, the transaction fee that would be payable to each of Goldman Sachs and Financo if the Offer were consummated is currently estimated to be approximately $13.3 million. Additionally, the Company has agreed to pay an engagement fee for advisory services to Financo of $75,000 every six months. The Company has agreed to reimburse Goldman Sachs and Financo for their expenses and indemnify Goldman Sachs and Financo against certain liabilities that may arise out of their engagement.”

Daniel F. Duchovny, Esq.

United States Securities and Exchange Commission

January 29, 2014

Cautionary Statement Concerning Forward-Looking Statements, page 26

6.	We note your disclosure that you undertake no obligation to update or revise any forward-looking statements. Please revise to clarify that the company will amend the schedule to reflect any material change in the information previously disclosed, consistent with the company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

In response to the Staff’s comment, Jos. A. Bank has amended and restated the fifth sentence on page 26 of the Schedule 14D-9 to read in its entirety as follows: “We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, the occurrence of certain events or otherwise, except to the extent required by applicable law, including the requirements of Rule 14d-9(c) under the Exchange Act and Schedule 14D-9.”

* * *

If you have any questions with respect to the foregoing, please contact me at (212) 735-2322 or Jeremy D. London at (202) 371-7535.

Very truly yours,

/s/ Paul T. Schnell
Paul T. Schnell

Enclosures

cc:	Charles D. Frazer, Esq.

Daniel F. Duchovny, Esq.

United States Securities and Exchange Commission

January 29, 2014

January 29, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Daniel F. Duchovny, Esq. Office of Mergers and Acquisitions

Ladies and Gentlemen:

Reference is made to your letter dated January 22, 2014 (the “Comment Letter”) relating to the Schedule 14D-9 (the “Schedule 14D-9”) filed by Jos. A. Bank Clothiers, Inc. (“Jos. A. Bank”) on January 17, 2014 (File No. 005-55471).

Per your request, Jos. A. Bank. acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JOS A. BANK CLOTHIERS, INC.

By:	/s/ Charles D. Frazer
Name:	Charles D. Frazer
Title:	Senior Vice President–General Counsel